Exhibit 99.1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2026

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	September 30, 2026	December 31, 2025
Current assets
Cash and cash equivalents	$4,384	$2,797
Accounts receivable and other receivables	10,367	8,070
Deposits and prepaid expenses	932	769
Fair value of commodity contracts (Note 3)	-	393
	15,683	12,029

Non-current assets
Property, plant and equipment (Note 5)	310,656	280,172
Right of use assets (Note 6)	1,226	1,741
	311,882	281,913

Total assets	$327,565	$293,942

Current liabilities
Accounts payable and other payables	$25,100	$23,183
Lease liabilities	1,114	1,419
Fair value of commodity contracts (Note 3)	2,048	-
	28,262	24,602

Non-current liabilities
Loans and borrowings (Note 8)	54,786	48,757
Asset retirement obligations, net	2,496	2,259
Deferred income taxes	19,007	14,083
Lease liabilities	161	365
Fair value of commodity contracts (Note 3)	226	-
	76,676	65,464

Equity
Shareholders’ capital	296,396	294,300
Treasury stock	-	(202)
Contributed surplus	26,572	26,183
Accumulated deficit	(100,341)	(116,405)
	222,627	203,876

Total equity and liabilities	$327,565	$293,942

See accompanying notes to unaudited condensed consolidated interim financial statements.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$18,310	$14,956	$60,421	$42,116
Other income	60	238	61	564
	18,370	15,194	60,482	42,680
Expenses
Production and operating expenses	2,549	2,500	8,860	6,465
Depletion, depreciation and amortization (Note 5,6)	4,293	4,555	14,434	12,134
General and administrative expenses	1,418	1,410	4,518	4,144
Stock based compensation (Note 9)	786	512	2,079	1,237
	9,046	8,977	29,891	23,980
Finance income
Realized gain on financial commodity contracts (Note 3)	-	18	-	58
Interest income	5	10	7	26
Foreign exchange gain	1	-	3	-
	6	28	10	84
Finance expense
Realized loss on financial commodity contracts (Note 3)	1,043	-	2,491	-
Unrealized loss on financial commodity contracts (Note 3)	2,433	464	3,160	9
Interest on loans and borrowings (Note 8)	841	890	3,123	2,226
Accretion	64	64	194	188
Foreign exchange loss	-	1	-	-
	4,381	1,419	8,968	2,423

Net income before income taxes	4,949	4,826	21,633	16,361
Income tax expense (Note 11)	1,382	1,228	5,569	4,145
Net income and comprehensive income	$3,567	$3,598	$16,064	$12,216
Basic net income per share (Note 7)	$0.10	$0.10	$0.45	$0.34
Diluted net income per share (Note 7)	$0.10	$0.10	$0.45	$0.34

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KOLIBRI GLOBAL ENERGY INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, expressed in Thousands of United States dollars, except number of shares)

	Shareholders’ Capital		Treasury Stock		Contributed		Total
	Shares	Amount	Shares	Amount	Surplus	Deficit	Equity

Balance at January 1, 2026	35,471,833	$294,300	(44,075)	$(202)	$26,183	$(116,405)	$203,876
Stock based compensation (Note 9)	-	-	-	-	2,280	-	2,280
Stock options exercised (Note 9)	289,964	852	-	-	(410)	-	442
Restricted stock vested (Note 9)	302,457	1,723	-	-	(1,723)	-	-
Treasury share purchases	-	-	(68,684)	(277)	-	-	(277)
Retirement of treasury shares	(112,759)	(479)	112,759	479	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	242	-	242
Net income	-	-	-	-	-	16,064	16,064
Balance at September 30, 2026	35,951,495	$296,396	-	$-	$26,572	$(100,341)	$222,627

Balance at January 1, 2025	35,460,309	$295,309	-	$-	$25,380	$(131,882)	$188,807
Stock based compensation (Note 9)	-	-	-	-	1,400	-	1,400
Stock options exercised (Note 9)	96,303	273	-	-	(133)	-	140
Restricted stock vested (Note 9)	87,858	331	-	-	(331)	-	-
Treasury share purchases	-	-	(274,777)	(1,759)	-	-	(1,759)
Retirement of treasury shares	(267,637)	(1,718)	267,637	1,718	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	392	-	392
Net income	-	-	-	-	-	12,216	12,216
Balance at September 30, 2025	35,376,833	$294,195	(7,140)	$(41)	$26,708	$(119,666)	$201,196

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2026	2025
Cash flows from operating activities
Net income	$16,064	$12,216
Adjustments for:
Depletion, depreciation and amortization expense	14,434	12,134
Accretion expense	194	188
Interest expense	3,123	2,226
Income tax expense	5,569	4,145
Unrealized loss on financial commodity contracts (Note 3)	3,160	9
Stock based compensation (Note 9)	2,079	1,237
Unrealized foreign exchange loss	-	(2)
Loss on asset retirement abandonment	-	8
Cash paid for interest	(3,202)	(2,308)
Cash paid for income taxes	-	(495)
Cash paid for asset retirement abandonment	-	(12)
Change in non-cash working capital (Note 4)	(1,872)	(171)
Net cash from operating activities	39,549	29,175

Cash flows from investing activities
Additions to property, plant and equipment (Note 5)	(43,329)	(44,220)
Change in non-cash working capital (Note 4)	602	4,019
Net cash used in investing activities	(42,727)	(40,201)

Cash flows from financing activities
Proceeds from loans and borrowings	22,000	19,000
Repayment of loans and borrowings	(16,000)	(6,000)
Payment of financing costs	(104)	(613)
Purchases of treasury stock	(277)	(1,759)
Principal paid on lease payments	(1,189)	(997)
Interest paid on lease payments	(107)	(108)
Proceeds from stock option exercises	442	140
Net cash from financing activities	4,765	9,663

Foreign exchange effect on cash and cash equivalents	-	2

Change in cash and cash equivalents	1,587	(1,361)
Cash and cash equivalents, beginning of period	2,797	4,314
Cash and cash equivalents, end of period	$4,384	$2,953

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 12, 2026.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2025. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2025.

3.	COMMODITY CONTRACTS

At September 30, 2026, the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)

Oil – WTI Fixed Price Swaps	October 1, 2026 to December 31, 2026	3,000	$76.60
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	42,000	$61.50 - $91.00
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	24,000	$52.25 - $69.00
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	5,100	$52.60 - $70.00
Oil – WTI Deferred Put	October 1, 2026 to December 31, 2026	14,400	$49.75
Oil – WTI Deferred Put	October 1, 2026 to December 31, 2026	18,600	$50.50
Oil – WTI Deferred Put	October 1, 2026 to December 31, 2026	45,000	$85.00
Oil – WTI Costless Collars	January 1, 2027 to March 31, 2027	18,000	$57.50 - $80.25
Oil – WTI Costless Collars	January 1, 2027 to March 31, 2027	6,000	$63.00 - $87.00
Oil – WTI Costless Collars	January 1, 2027 to March 31, 2027	45,000	$75.00 - $97.12
Oil – WTI Costless Collars	January 1, 2027 to September 30, 2027	54,000	$57.00 - $77.50
Oil – WTI Deferred Put	January 1, 2027 to March 31, 2027	36,000	$49.75
Oil – WTI Deferred Put	April 1, 2027 to June 30, 2027	36,000	$50.40
Oil – WTI Costless Collars	April 1, 2027 to June 30, 2027	24,000	$64.00 - $87.25
Oil – WTI Costless Collars	July 1, 2027 to September 30, 2027	36,000	$56.00 - $75.50
Oil – WTI Costless Collars	October 1, 2027 to December 31, 2027	54,000	$58.00 - $79.00

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

The estimated fair value results in a $2.3 million liability as of September 30, 2026 (December 31, 2025: $0.4 million asset) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $2.1 million and a long term liability of $0.2 million (December 31, 2025: current asset of $0.4 million).

In October 2026, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity Contract	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	July 1, 2027 to September 30, 2027	24,000	$66.50 - $91.20
Oil – WTI Costless Collars	January 1, 2028 to March 31, 2028	51,000	$62.75 - $84.50

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Realized gain (loss) on financial commodity contracts	$(1,043)	$18	$(2,491)	$58

Unrealized loss on financial commodity contracts	$(2,433)	$(464)	$(3,160)	$(9)

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information. The Level 3 fair value measurements pertain to the fair value assigned to property, plant and equipment, intangible exploration assets and other intangible assets acquired in business combinations.

The Company’s commodity derivative contracts are classified as Level 2.

4.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital are comprised of:

	Nine months ended September 30,
	2026	2025

Accounts receivable and other receivables	$(2,297)	$(108)
Deposits and prepaid expenses	(163)	(223)
Accounts payable and other payables	1,190	4,178
Foreign currency	-	1
	$(1,270)	$3,848

Related to operating activities	$(1,872)	$(171)

Related to investing activities	$602	$4,019

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2025	$319,355	$1,447	$320,802
Additions (a)	63,000	22	63,022
Balance at December 31, 2025	$382,355	$1,469	$383,824
Additions (b)	43,708	4	43,712
Balance at September 30, 2026	$426,063	$1,473	$427,536

Accumulated depletion and depreciation
Balance at January 1, 2025	$86,448	$1,392	$87,840
Depletion and depreciation	15,789	23	15,812
Balance at December 31, 2025	$102,237	$1,415	$103,652
Depletion and depreciation for the period	13,215	13	13,228
Balance at September 30, 2026	$115,452	$1,428	$116,880

Net carrying amounts

At December 31, 2025	$280,118	$54	$280,172
At September 30, 2026	$310,611	$45	$310,656

(a)	Includes non-cash additions of $226 from capitalized stock-based compensation and $198 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $201 from capitalized stock-based compensation and $150 from assets related to ARO liabilities.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

6.	RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2025	$748
Additions	2,219
Amortization	(1,226)
Balance at December 31, 2025	$1,741
Additions	691
Amortization	(1,206)
Balance at September 30, 2026	$1,226

7.	EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Basic Earnings per share

Net income	$3,567	$3,598	$16,064	$12,216

Weighted average number of common shares – basic (000’s)	35,884	35,472	35,671	35,491
Net income per share – basic	$0.10	$0.10	$0.45	$0.34

Diluted earnings per share

Net income	$3,567	$3,598	$16,064	$12,216

Effect of outstanding options and restricted stock units (000’s)	561	734	454	873

Weighted average number of common shares – diluted (000’s)	36,446	36,206	36,125	36,364

Net income per share – diluted	$0.10	$0.10	$0.45	$0.34

8.	LOANS AND BORROWINGS

In June 2025, the Company’s US subsidiary amended the credit facility, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility, which is now held by a bank syndicate that includes both BOK Financial and Arvest Bank, expires in June 2029 and is intended to fund the drilling of the Caney wells in the Tishomingo Field. The payments on the credit facility are interest only until the June 2029 maturity.

The borrowing base of the credit facility is $75.0 million and the Company has an available borrowing capacity of $19.5 million at September 30, 2026. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary quarterly debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, and the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDAX amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDAX is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts. If a covenant is not met, this would be an event of default and the loan would be repayable on demand.

The Company was in compliance with both covenants for the quarter ended September 30, 2026. At September 30, 2026, the Current Ratio of the US Subsidiary was 1.28 to 1.0 and the Maximum Leverage Ratio was 1.08 to 1.0 for the three months ended September 30, 2026.

At September 30, 2026, loans and borrowings of $55.5 million (December 31, 2025: $49.5 million) are presented net of loan acquisition costs of $0.7 million (December 31, 2025: $0.7 million). Interest expense was $0.8 million and $0.9 million for the three months ended September 30, 2026 and 2025, respectively and $3.1 million and $2.2 million for the nine months ended September 30, 2026 and 2025, respectively.

9.	STOCK BASED COMPENSATION

The number and weighted average exercise prices of stock options are as follows (in Canadian dollars):

	Nine months ended September 30,
	2026			2025
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price

Outstanding at January 1	882,621	C$	3.28	1,073,924	C$	2.94
Granted	225,000		8.76	-		-
Exercised	(289,964)		2.12	(96,303)		2.05
Outstanding at September 30	817,657	C$	5.20	977,621	C$	3.04

Exercisable at September 30	592,657	C$	3.84	854,891	C$	2.81

Weighted average share price on date of exercise	289,964	C$	8.04	96,303	C$	10.35

The range of exercise prices of the outstanding stock options is as follows (in Canadian dollars):

	Number of outstanding stock options	Weighted average exercise price		Weighted average contractual life (years)

$6.05 to $8.76	225,000	C$	8.76	9.6
$4.91 to $6.04	210,134		5.52	6.7
$1.81 to $4.90	235,523		4.24	7.6
$0.80 to $1.80	147,000		0.80	0.3
	817,657	C$	5.20	6.6

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

	Nine Months Ended September 30, 2026

Fair value at grant date (per option)	C$	5.83

Volatility (%)		52.5
Forfeiture rate (%)		5%
Option life (years)		10
Risk-free interest rate (%)		3.70
Exercise price	C$	8.76
Share price at grant date	C$	8.76
Expected dividends		0%

The number and weighted average fair value of Restricted Stock Units (RSUs) are as follows (in Canadian dollars):

	Nine months ended September 30,
	2026			2025
	Number of RSUs	Weighted average fair value		Number of RSUs	Weighted average fair value

Outstanding at January 1	509,959	C$	9.36	232,125	C$	4.53
Granted	464,346		6.68	365,692		11.28
Vested	(302,457)		8.00	(87,858)		4.62
Cancelled	(12,667)		9.65	-		-
Outstanding at September 30	659,181	C$	8.09	509,959	C$	9.36

The fair value at grant date for the RSUs was the closing share price on the date of grant.

Stock based compensation was recorded as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Expensed	$786	$512	$2,079	$1,237

Capitalized	$100	$63	$201	$163

10.	REVENUES

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Oil revenue	$20,932	$16,518	$68,749	$46,546
Natural gas revenue	1,227	962	2,800	3,089
NGL revenue	961	1,454	4,615	4,109
	23,120	18,934	76,164	53,744
Royalties	(4,810)	(3,978)	(15,743)	(11,628)
	$18,310	$14,956	60,421	$42,116

11.	INCOME TAXES AND DEFERRED TAXES

Income tax expense is charged at 27.9% for the three months ended September 30, 2026 and 25.7% for the nine months ended September 30, 2026 representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the three-month and nine-month periods.

12.	CONTINGENT LIABILITIES

From time to time, the Company may be involved in various legal matters. Management believes that as of September 30, 2026, there are no legal matters whose resolution could have a material adverse effect on the unaudited condensed consolidated financial statements.